QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)

March 22, 2004

Dear Stockholders:

        I am pleased to inform you that Monolithic System Technology, Inc., or MoSys, has entered into an Agreement and Plan of Merger and Reorganization, or the merger agreement, with Synopsys, Inc., pursuant to which Synopsys, through a wholly-owned subsidiary, has commenced an offer to purchase each outstanding share of MoSys common stock at a price of $13.50 per share, net to the seller in cash, without interest.

        The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, April 16, 2004, unless the offer is extended. Any shares that you tender pursuant to the offer may be withdrawn at any time on or prior to the expiration date of the offer, but not during any subsequent offering period. Following the successful completion of the offer, and subject to the satisfaction of the conditions set forth in the merger agreement, the wholly-owned subsidiary of Synopsys making the offer will be merged with and into MoSys with MoSys surviving the merger as a wholly-owned subsidiary of Synopsys. As a result of the merger, each share of MoSys common stock (other than shares owned by stockholders of MoSys who properly exercise appraisal rights under Delaware law) will be converted into the right to receive in cash the same price per share as was paid in the offer.

        The MoSys board of directors has, by a unanimous vote: (1) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger are in the best interests of the stockholders of MoSys, (2) approved and adopted the merger agreement and approved the transactions contemplated thereby, including the offer and the merger, (3) declared that the merger agreement is advisable, and (4) resolved to recommend that the stockholders of MoSys accept the offer and tender their shares of MoSys common stock pursuant to the offer and adopt the merger agreement. Accordingly, the board of directors of MoSys unanimously recommends that you accept the offer and tender your shares of MoSys common stock pursuant to the offer, and, if required, vote to adopt the merger agreement.

        Accompanying this letter is MoSys' Solicitation/Recommendation Statement on Schedule 14D-9 and Synopsys' Offer to Purchase, each dated March 22, 2004, together with related materials to be used to tender your shares of MoSys common stock, including the letter of transmittal. These documents set forth important information regarding the offer and the merger, the terms and conditions of the offer and the merger and include additional information on how to tender your shares. We urge you to read these materials carefully. If you have any questions about the offer, please contact D.F. King & Co., Inc., the information agent, at 48 Wall Street, New York, NY 10005 or by telephone, collect at (212) 269-5550 for banks and brokers or toll free at (800) 488-8035 for all others.

        On behalf of the board of directors and management of MoSys, we thank you for your support.

        Sincerely,

        Fu-Chieh Hsu

        President, Chief Executive Officer and Chairman of the Board

QuickLinks

  Exhibit (a)(1)